

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2021

David S. Rosenblatt
Chief Executive Officer
1stdibs.com, Inc.
51 Astor Place, 3rd Floor
New York, New York 10003

**Re: 1stdibs.com, Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2021
CIK No. 0001600641**

Dear Mr. Rosenblatt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 12, 2021

Prospectus Summary
Company Overview, page 1

1. Please disclose the measure by which you are the "leading" online marketplace for luxury design products.

2. We note your references to "on-platform GMV" throughout your filing. Please amend your disclosure in this section and as appropriate throughout your filing to define "offline sales," quantify the amount of GMV attributable to these sales, and describe how and where these transactions take place. Please also clarify if you receive fees for offline sales, and if the fees differ from those charged for on-platform sales.

3. You note that in 2020 the average number of orders per Active Buyer was 2.2. Please disclose the percentage of your Active Buyers that make more than one purchase. To the extent this varies materially from year-to-year, please provide the information for comparable periods.

Increasing Online Penetration, page 3

4. Here and throughout your filing, you disclose that "[w]hile the COVID-19 pandemic has accelerated the shift to online sales in the personal luxury goods market, we believe the driving forces behind this shift were already well underway before the COVID-19 pandemic and are expected to remain." Please amend your disclosure where you discuss these driving forces to clarify whether, as the pandemic evolves, you expect these drivers to continue to accelerate online sales growth at the same rate. In this regard, we note your disclosure on page 17 that "our growth rates are likely to experience increased volatility, and may decline, as the COVID-19 pandemic evolves."

Our Growth Strategies, page 6

5. You disclose that "[o]f our 3.5 million users as of December 31, 2020, we estimate that approximately 70% are U.S.-based and 30% are international, which represents less than 1% penetration of the population of both markets." Please clarify whether "users" refers to buyers or sellers or both. In this regard, we note your disclosure on page 94 that "[a]s of December 31, 2020, 39% of the supply on our online marketplace comes from outside the United States, while only 19% of buyers are located internationally."

Grow Our Marketplace Supply, page 7

6. We note your reference here and throughout your filing to a seller survey conducted by you. Please revise here or elsewhere to provide context for the survey, including a discussion of the number of sellers you surveyed, the number that responded, and where you discuss certain conclusions about your market and sellers based on the survey, provide quantification of the number of sellers that responded in a way that supports your statements. As a related matter, please provide similar disclosure for the survey of your "buyer base," discussed on page 88.

Summary Consolidated Financial Data
Key Operating and Financial Metrics
Non-GAAP Financial Measures, page 15

7. Please tell us how your non-GAAP measure adjusted EBITDA represents the "EBITDA" portion which is defined as earnings before interest, taxes, depreciation and amortization.

Risk Factors
Risks Related to Our Business and Industry
"If we fail to generate a sufficient volume of listings of luxury design products . . .", page 20

8.   We note your disclosure that "[r]evenue generated from new sellers may not be as high as the revenue generated historically from our existing sellers or as high as we expect." To provide additional detail for investors regarding your business model and growth prospects, in an appropriate place in your filing, please disclose the portion of revenue generated from new sellers compared to existing sellers.

"We rely, in part, on sellers to provide a positive experience to buyers.", page 22

9.   We note your disclosure that "[i]n some situations, we may choose to reimburse buyers for their purchases to help avoid harm to our reputation, but we may not be able to recover the funds we expend for those reimbursements." Please quantify these reimbursements for the periods presented, if material, and tell us whether and to what extent you recovered the funds expended, if applicable.

Risks Related to Tax and Accounting Matters
"Our ability to use our net operating loss carryforwards . . .", page 46

10.   We note your disclosure that "[i]f we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any." Please amend your disclosure to state whether you expect this offering to result in an "ownership change."

Risks Related to This Offering and Our Common Stock
"Our amended and restated charter that will be in effect upon the closing of this offering . . .", page 53

11.   Please amend the disclosure in this section to alert investors to the exclusive forum provision in your by-laws. Further, please provide an amended charter stating that the exclusive forum provisions to not apply to Exchange Act claims, as disclosed in your filing, or tell us how you will inform future investors of the provision's limited applicability.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 64

12.   Please briefly describe how you calculate the value of your seller stock.

Our Business Model, page 65

13.   We note your disclosures throughout the filing that the Trade 1st program is important to your business and growth prospects, and that you intend to use the program to cultivate

interior designer retention. Please enhance your disclosure about seller fees to describe the difference, if any, in fees you charge to participants in your Trade 1st program.

Seller Marketplace Services, page 65

14.   We note your disclosure that "[o]ur sellers pay annual subscription fees to access our online marketplace, which allows them to promote and list their items and execute successful purchase transactions with buyers." Please quantify the percentage of your revenue attributable to subscription fees, to the extent material. In this regard, we note that you use GMV to discuss the health of and growth opportunities for you business throughout your filing, but these subscriptions fees appear to provide revenue to you in addition to the marketplace transaction fees you receive from sellers that directly relate to your GMV.

Key Operating and Financial Metrics, page 66

15.   Please tell us whether you consider average order value (AOV), discussed throughout your filing, to be a key business metric that you use to help evaluate your business, identify trends, formulate business plans, and make strategic decisions. If so, please discuss it here and indicate why the metric is useful to investors and how management uses the metric in managing or monitoring performance of the company. If not, please explain why you do not use this metric in evaluating your business.

Gross Merchandise Value, page 66

16.   You define GMV as the total dollar value from items sold by your sellers through you, and includes all sales reported to you by your sellers, whether transacted through your marketplace or reported as an offline sale. Please explain to us and disclose how sellers' offline sales represent items sold through you and how these sales are relevant to your business and platform. We note you refer to "on-platform GMV" as a subset of GMV that represents only sales placed or reported through your marketplace.

Key Factors Affecting Our Performance
Sourcing and Quality of our Highly-Curated Luxury Supply , page 67

17.   We note your disclosure that "one seller represented approximately 5% of GMV and no other sellers accounted for 1% or more of GMV for the year ended December 31, 2020." Please amend your disclosure to clarify whether you expect that seller to continue to contribute significantly to your GMV, and the consequences to you if the seller does not continue to sell items through your service.

Sourcing and Quality of our Highly-Curated Luxury Supply , page 67

18.   In the chart on page 68, you disclose the average retention rate for your 2015-2019 cohorts, which increases from 100% in the first year. We also note your disclosure that "[i]n 2020, we retained 36% of the 2019 on-platform GMV from buyers acquired in

2019." Therefore, it appears that your 2019 cohort differs significantly from the average cohort data presented in the chart. Please revise your cohort disclosure to provide retention rates for each cohort individually for the periods presented in your filing. Alternatively, please explain why the 2019 cohort retention rate deviates substantially from the average retention rate presented in the graphic, whether retention rates for other cohorts similarly deviate, and why you believe the average retention rate provides investors with information necessary to understand the retention rate and its overall impact on your business.

Buyer Acquisition Costs and Lifetime Value , page 70

19.   Please briefly define "retention marketing costs."

20.   We note your use of the 2017 cohort to illustrate the efficiency of our buyer acquisitions. We also note your disclosure that "[o]ur increasing LTV to BAC ratio demonstrates that we establish long-lasting relationships with our buyer cohorts and drive increasing value over time." To provide investors with context regarding how your LTV to BAC ratio is "increasing," amend your disclosure to provide LTV to BAC data for other recent cohorts.

21.   Please explain the reasons for the substantial growth in new active buyers from the third quarter of 2020 to the fourth quarter of 2020, to the extent possible. Please also explain whether you believe the spike is due to unique circumstances during this time period or is representative of a material trend in new active buyers.

Diversify Product Verticals , page 71

22.   We note your disclosure that "[h]istorically, our largest vertical by GMV has been antique and vintage furniture," and that "[w]e expect antique and vintage furniture to account for less than 50% of on-platform GMV for the foreseeable future." Please clarify whether the historic percentage of GMV attributable to antique and vintage furniture has been less than 50%, and if not, why you do not expect this trend to continue for the foreseeable future.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

23.   You state revenue is recorded either gross or net of costs associated with the transaction. Based on the description in the filing of your business model, it appears you arrange as an agent for goods or services to be provided by sellers to buyers participating in your marketplace for which revenue would be recognized on a net basis. Please provide us with examples of transactions in which you recognize revenue on a gross basis and your reasoning why such treatment is appropriate.

24.   You disclose you record discounts provided to the end buyer in selling and marketing expense since the discounts are not related directly to your revenue source. It appears the discount would not be incurred by you without your revenue source represented by the sale transaction by your customer (the seller). It also appears the end buyer benefits from the marketplace service you provide to your customer. In view of the preceding, please explain to us your consideration of ASC 606-10-32-25 through 27 with regard to your treatment.

25.   You disclose here listing fees are recognized when the listing is publicly posted. In "Critical Accounting Policies and Estimates," you disclose the listing fee is recognized ratably over time when the listing is publicly posted. Please clarify in the note: (i) when the listing fee is received; and (ii) whether the listing fee is recognized ratably and if so, the time period over which recognized and the basis for that period.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services